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                                                                       EXHIBIT 3


  CITIZENS CORPORATION SPECIAL COMMITTEE TO REVIEW ALLMERICA FINANCIAL TENDER
         OFFER; ADVISES SHAREHOLDERS TO TAKE NO ACTION AT PRESENT TIME


November 3, 1998


          WORCESTER, Mass., Nov. 3/PRNewswire/ -- Citizens Corporation CZC
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announced today, in response to the tender offer for all outstanding shares of
Citizens commenced yesterday by its majority shareholder, Allmerica Financial Corporation AFC, that the Company's board of directors had appointed a special
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committee of directors not affiliated with Allmerica Financial to review and evaluate and, if advisable, negotiate the terms of the offer on behalf of the Company. The Special Committee has retained Merrill Lynch as its financial advisor. The Special Committee will study the offer and make a recommendation to shareholders on or before November 16, 1998. In the meantime, Citizens Corporation urges its shareholders to take no action with respect to the Allmerica Financial offer until the Special Committee has made its recommendation. Allmerica Financial's tender offer is currently scheduled to expire on December 2, 1998.


          Citizens Corporation is the holding company for Citizens Insurance Company of America, a leading underwriter of personal and commercial property and casualty insurance in the Midwest. Citizens is a subsidiary of Allmerica Financial Corporation, the holding company for a diversified group of insurance and financial services companies based in Worcester, Mass.